UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: April 21, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated April 21, 2004.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS RECORD QUARTERLY EPS OF $4.37, up 231%;
ANNOUNCES 2-for-1 STOCK SPLIT

1st Quarter Highlights

  Achieved highest ever net income of $189.0 million (up 253% from prior year)
  Generated highest ever cash flow from vessel operations of $262.4 million, of which $70.3 million was from long-term fixed-rate contracts
  Announced entry into LNG shipping sector through the acquisition of Naviera F. Tapias S.A.

Nassau, The Bahamas, April 21, 2004 - Teekay Shipping Corporation today reported net income of $189.0 million, or $4.37 per share, for the quarter ended March 31, 2004, compared to net income of $53.6 million, or $1.32 per share, for the quarter ended March 31, 2003. The results for the first quarter of 2003 included $31.7 million, or $0.78 per share, in write-downs to the carrying value of certain older vessels and marketable securities. Net voyage revenues for the first quarter of 2004 were $447.6 million compared to $212.9 million for the same period in 2003, and income from vessel operations increased to $208.8 million from $103.5 million. The higher results for the current quarter are primarily attributable to the increase in spot tanker charter rates, as well as the inclusion of the Navion AS (Navion) fleet since its acquisition in April 2003.

In addition, Teekay’s Board of Directors authorized a two-for-one stock split relating to the Company’s common stock, which will be effected in the form of a 100% stock dividend. All stockholders of record on May 3, 2004 will receive one additional share of common stock for each share held. The additional shares will be distributed on or about the effective date of May 17, 2004.

“The strength of Teekay’s business model was clearly demonstrated this quarter with both our spot and fixed-rate segments producing record financial results,” commented Bjorn Moller, Teekay’s President and Chief Executive Officer. “Our decision to increase the size of our spot fleet over the past year allowed our spot tanker segment to generate over $190 million in cash flow from vessel operations as a result of the very high freight rates during the quarter. Our long-term fixed-rate segment continued its rapid growth, generating over $70 million in cash flow from vessel operations.” Mr. Moller continued, “The decision of our Board of Directors to effect a stock split reflects Teekay’s future growth prospects and the desire to increase the liquidity of our shares.”

Acquisition of Naviera F. Tapias S.A.

On March 16, 2004, Teekay announced that it had entered into a definitive agreement to acquire Naviera F. Tapias S.A. (Tapias), the leading independent owner and operator of liquefied natural gas (LNG) carriers and Suezmax tankers in Spain, for a total enterprise value of approximately $810 million. The purchase price will include a combination of cash payments and the assumption of existing debt. In addition, Teekay will assume approximately $540 million in newbuilding commitments, most of which is expected to be fully debt financed prior to the vessel deliveries. Teekay also entered into an agreement with the shareholders of Tapias to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors, focusing specifically on the Spanish market. The transaction will establish Teekay’s presence in the high growth LNG shipping sector and position the Company as a key supplier of LNG shipping to Spain, the world’s third largest importer of LNG.

Tapias’ fleet includes four LNG carriers (including two newbuildings), all on long-term fixed-rate contracts with Spanish energy companies with an average remaining term of approximately 21 years. The acquisition will further extend Teekay’s leading position in the crude oil tanker sector with the addition of Tapias’ nine Suezmax tankers (including three newbuildings), five of which are contracted under long-term fixed-rate charters with a major Spanish oil company with an average remaining term of approximately 18 years. Management expects that the acquisition will be immediately accretive to earnings and will add long-term fixed-rate cash flow from vessel operations of approximately $85 million in 2004 (on an annualized basis) and approximately $115 million per annum thereafter. The transaction, which is subject to customary closing conditions, is expected to close by April 30, 2004.

Operating Results

The following table highlights certain financial information of the Company’s two main segments, the spot tanker segment and the fixed-rate segment (see the “Teekay Fleet” section of this release for a breakdown of the fleet composition):

-------------------------------------- ------------------------------------------- --------------------------------------------
                                             Three Months Ended                          Three Months Ended
                                               March 31, 2004                              March 31, 2003
                                                 (unaudited)                                  (unaudited)

                                         Spot Tanker     Fixed-Rate                  Spot Tanker     Fixed-Rate
   (in thousands of U.S. dollars)          Segment        Segment        Total         Segment        Segment         Total
-------------------------------------- --------------- ------------- ------------- --------------- ------------- --------------

Net voyage revenues                         288,081       159,486       447,567         173,468        39,430        212,898

Vessel operating expenses                    23,453        25,459        48,912          31,613        11,033         42,646
Time-charter hire expense                    59,555        49,110       108,665          12,911             -         12,911
Depreciation & amortization                  24,886        28,728        53,614          26,867        12,263         39,130

Cash flow from vessel operations*           192,055        70,310       262,365         117,355        25,259        142,614
-------------------------------------- --------------- ------------- ------------- --------------- ------------- --------------

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. See reconciliation in Appendix B to this release.

Fixed-Rate Segment

For the quarter ended March 31, 2004, cash flow from vessel operations from the Company’s fixed-rate segment increased to $70.3 million from $25.3 million for the first quarter of 2003, primarily due to the inclusion of Navion’s shuttle tanker operations and the addition of five conventional tankers on long-term fixed-rate charters to ConocoPhillips. Cash flow from vessel operations from the fixed-rate segment was higher than the $61.0 million generated during the quarter ended December 31, 2003, primarily as a result of:

  The delivery of the AUSTRALIAN SPIRIT (Aframax tanker) and the ASIAN SPIRIT (Suezmax tanker), which immediately commenced service under fixed-rate contracts to ConocoPhillips;
  High shuttle tanker utilization due to typically higher oil production during the winter months; and
  The delivery of the NORDIC BRASILIA (Suezmax shuttle tanker), during the first quarter.

The Company expects its existing fixed-rate segment to generate annualized cash flow from vessel operations of approximately $285 million by the fourth quarter of 2004. With the acquisition of Tapias, the fixed-rate segment’s annualized cash flow from vessel operations is expected to further increase to approximately $400 million by the end of 2004.

Spot Tanker Segment

Cash flow from vessel operations for the quarter ended March 31, 2004 from the Company’s spot tanker segment increased to $192.1 million from $117.4 million in the first quarter of 2003, primarily due to the increase in spot tanker charter rates and the inclusion of Navion’s conventional tanker fleet.

The following table highlights the performance of the Company’s spot tanker segment measured in net voyage revenues per calendar-ship-day, or time-charter equivalent (TCE).

-----------------------------------------------------------------------------------------------------------------------
                                                                          Three Months Ended

                                                     March 31, 2004         December 31, 2003          March 31, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                                             (unaudited)
-----------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
      Very Large Crude Carrier Fleet
      Calendar Days                                              273                       276                     90
      TCE per calendar-ship-day                              $71,062                   $46,442                $78,178

      Suezmax Tanker Fleet
      Calendar Days                                              561                       585                      -
      TCE per calendar-ship-day                              $65,018                   $34,079                      -

      Aframax Tanker Fleet
      Calendar Days                                            5,122                     5,255                  5,160
      TCE per calendar-ship-day                              $40,235                   $25,419                $28,761

      Oil/Bulk/Ore ("OBO") Fleet
      Calendar Days                                              157                       460                    720
      TCE per calendar-ship-day                              $20,822                   $16,457                $17,775

      Large Product Tanker Fleet
      Calendar Days                                              395                       199                      -
      TCE per calendar-ship-day                              $27,478                   $28,879                      -

      Small Product Tanker Fleet
      Calendar Days                                              847                       746                      -
      TCE per calendar-ship-day                              $13,510                   $10,929                      -

-----------------------------------------------------------------------------------------------------------------------

Tanker Market Overview

Tanker freight rates continued to strengthen during the first quarter of 2004 as a result of strong global oil demand and increased oil supplies from long-haul sources combined with constrained tanker supply growth. During April 2004, tanker rates have declined from the near record levels experienced during the first quarter of 2004, mainly due to seasonal factors, but remain at relatively high levels when compared to historical averages.

Global oil demand, an underlying driver of tanker demand, continued to be strong, averaging 80.3 million barrels per day (mb/d) during the first quarter of 2004, down from 80.8 mb/d in the fourth quarter of 2003, but up 1.1 mb/d compared to the first quarter of 2003. On April 9, 2004, the International Energy Agency raised its forecast for 2004 oil demand to 80.3 mb/d, which would represent an increase of 2.1% over 2003 demand.

Global oil supply grew to 82.1 mb/d in the first quarter of 2004, an increase of 0.5 mb/d from the fourth quarter of 2003. Rising Iraqi exports helped increase OPEC production by 0.3 mb/d while non-OPEC production rose by 0.2 mb/d, led by the former Soviet Union. During the first quarter of 2004, OPEC (excluding Iraq) production averaged approximately 25.9 mb/d, 1.4 mb/d above its quota of 24.5 mb/d announced in November 2003. At its March 31, 2004 meeting, OPEC reiterated its earlier decision to further reduce production quotas by 1.0 mb/d to 23.5 mb/d, effective April 1, 2004, in anticipation of the normal seasonal reduction in oil demand. Market sources indicate that OPEC continues to produce significantly above these stated quotas.

The size of the world tanker fleet increased to 320.9 million deadweight tonnes (mdwt) as of March 31, 2004, up 1.2% from the end of the previous quarter. Despite the strong tanker rates, deletions in the first quarter of 2004 of 4.0 mdwt exceeded the 3.4 mdwt of tankers scrapped in the previous quarter. Deliveries of tanker newbuildings during the first quarter totaled 7.8 mdwt, up from 5.7 mdwt in the previous quarter.

As at March 31, 2004, the world tanker orderbook stood at 82.3 mdwt, representing 25.6% of the total world tanker fleet compared to 77.7 mdwt, or 24.5%, at the end of the previous quarter.

Teekay Fleet

As at March 31, 2004, Teekay’s fleet (excluding vessels managed for third parties and the Tapias fleet) consisted of 152 vessels, including 51 chartered-in vessels and 15 newbuilding tankers on order. During the quarter, the Company took delivery of three newbuildings: the AUSTRALIAN SPIRIT (Aframax tanker) and the ASIAN SPIRIT (Suezmax tanker), which immediately commenced service under fixed-rate contracts to ConocoPhillips; and the NORDIC BRASILIA (Suezmax tanker), which currently is trading in the spot market but is expected to commence its long-term charter to Transpetro by the third quarter of 2004 after conversion to a shuttle tanker. The Company did not sell any vessels during the quarter.

The following is a summary of the Teekay fleet as at March 31, 2004:

----------------------------------------------------------------------------------------------------------------------------
                                                                                Number of Vessels
                                                     -----------------------------------------------------------------------
                                                             Owned         Chartered-in    Newbuildings on
                                                            Vessels           Vessels           Order               Total
----------------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
        Very Large Crude Carriers                                  1                2                 -              3
        Suezmax Tankers                                            1                5                 -              6
        Aframax Tankers (1)                                       43               15                12             70
        Large Product Tankers                                      -                5                 -              5
        Small Product Tankers                                      -               10                 -             10
----------------------------------------------------------------------------------------------------------------------------
        Total Spot Tanker Segment                                 45               37                12             94
----------------------------------------------------------------------------------------------------------------------------
  Fixed-Rate Segment:
        Shuttle Tankers (2)                                       29               13                 1             43
        Conventional Tankers                                       8                -                 2             10
        Floating Storage & Offtake (FSO) Units (3)                 3                -                 -              3
        LPG / Methanol Carriers                                    1                1                 -              2
----------------------------------------------------------------------------------------------------------------------------
        Total Fixed-Rate Segment                                  41               14                 3             58
----------------------------------------------------------------------------------------------------------------------------
  Total                                                           86               51                15            152
----------------------------------------------------------------------------------------------------------------------------
(1)	Includes one Aframax to be converted to an FSO and scheduled to commence service under a long-term contract during the second quarter of 2004.
(2)	Includes six shuttle tankers of which the Company’s ownership interests range from 50% to 65.5%.
(3)	Includes one FSO unit of which the Company’s ownership interest is 89%

Liquidity and Capital Expenditures

As at March 31, 2004, the Company had total liquidity of $786 million, comprising $304 million in cash and cash equivalents and $482 million in undrawn medium-term revolving credit facilities.

Excluding the Tapias acquisition, as at March 31, 2004, the Company had approximately $543 million in remaining capital commitments relating to its 15 newbuildings on order. Of this, approximately $218 million was due during the remainder of 2004, $95 million in 2005, $83 million in 2006 and $147 million due in 2007 and early 2008. Long-term financing arrangements totaling approximately $255 million exist for 8 of the 15 newbuildings on order.

About Teekay

Teekay is the world’s leading provider of international crude oil and petroleum product transportation services, transporting more than 10% of the world’s sea-borne oil.

With offices in 13 countries, Teekay employs more than 4,700 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on April 22, 2004, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s web site at www.teekay.com. A recording of the call will be available until April 29, 2004 by dialing (719) 457-0820, access code 495362, or via the Company’s web site until May 22, 2004.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For other Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

------------------------------------------------------------------------------------------------------------------------
                                                   TEEKAY SHIPPING CORPORATION
                                             SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                                  (in thousands of U.S. dollars, except share and per share data)
------------------------------------------------------------------------------------------------------------------------
                                                       Three Months Ended       Three Months Ended     Three Months Ended
                                                           March 31,               December 31,             March 31,
                                                             2004                     2003                    2003
                                                          (unaudited)              (unaudited)             (unaudited)

VOYAGE REVENUES                                              551,451                  451,048                   282,232
--------------------------------------------------- ------------------------ ------------------------ -------------------------

OPERATING EXPENSES
Voyage expenses                                              103,884                  110,449                    69,334
Vessel operating expenses                                     48,912                   57,239                    42,646
Time-charter hire expense                                    108,665                  102,274                    12,911
Depreciation and amortization                                 53,614                   52,447                    39,130
General and administrative                                    27,625                   26,362                    14,727
--------------------------------------------------- ------------------------ ------------------------ -------------------------
                                                             342,700                  348,771                   178,748
--------------------------------------------------- ------------------------ ------------------------ -------------------------
Income from vessel operations                                208,751                  102,277                   103,484
Write-down and gain (loss) on sale of vessels                    603                  (54,048)                  (25,787)
Restructuring charge                                            (762)                  (4,414)                        -
Equity income from joint ventures                              1,836                    3,217                       785
--------------------------------------------------- ------------------------ ------------------------ -------------------------
Operating income                                             210,428                   47,032                    78,482
--------------------------------------------------- ------------------------ ------------------------ -------------------------
OTHER ITEMS
Interest expense                                             (21,563)                 (23,086)                  (14,386)
Interest income                                                1,254                      989                       846
Income tax expense                                            (2,149)                 (13,315)                   (3,322)
Other - net                                                    1,039                   (5,038)                   (8,041)
-------------------------------------------------- ------------------------ ------------------------ -------------------------
                                                             (21,419)                 (40,450)                  (24,903)
--------------------------------------------------- ------------------------ ------------------------ -------------------------
Net income                                                   189,009                    6,582                    53,579
===============================================================================================================================
Earnings per common share
-       Basic                                                  $4.63                    $0.16                     $1.35
-       Diluted                                                $4.37                    $0.16                     $1.32
--------------------------------------------------- ------------------------ ------------------------ -------------------------
Weighted-average number of common shares
outstanding
-       Basic                                             40,810,396               40,357,275                39,740,399
-       Diluted *                                         43,261,082               41,832,176                40,451,189
===============================================================================================================================

*Reflects the effect of outstanding stock options and the $143.75 million mandatory convertible preferred issue computed using the Treasury Stock Method

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                              SUMMARY CONSOLIDATED BALANCE SHEETS
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                          As at March 31,           As at December 31,
                                                                              2004                       2003
                                                                           (unaudited)
ASSETS
Cash and cash equivalents                                                     304,009                   292,284
Other current assets                                                          187,032                   188,249
Marketable securities - long-term                                             173,311                    95,511
Vessels and equipment                                                       2,543,376                 2,424,204
Advances on newbuilding contracts                                              80,183                   150,656
Other assets                                                                  218,493                   187,798
Intangible assets                                                             113,705                   118,588
Goodwill                                                                      130,754                   130,754
-------------------------------------------------------------------- ------------------------- -------------------------
Total Assets                                                                3,750,863                 3,588,044
========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                      132,898                   171,411
Current portion of long-term debt                                             102,527                   103,221
Long-term debt                                                              1,467,188                 1,533,537
Other long-term liabilities                                                   110,897                   112,726
Minority interest                                                              15,925                    15,322
Stockholders' equity                                                        1,921,428                 1,651,827
-------------------------------------------------------------------- ------------------------- -------------------------
Total Liabilities and Stockholders' Equity                                  3,750,863                 3,588,044
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                   Three Months Ended
                                                                                        March 31,
                                                                              2004                      2003
                                                                           (unaudited)               (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from operating activities                                       205,192                    84,071
-------------------------------------------------------------------- ------------------------- -------------------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                                              413,598                   155,733
Scheduled repayments of long-term debt                                        (52,607)                  (19,258)
Prepayments of long-term debt                                                (428,170)                 (200,000)
Other                                                                           7,894                    (6,796)
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from financing activities                                       (59,285)                  (70,321)
-------------------------------------------------------------------- ------------------------- -------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                                        (93,829)                  (62,891)
Expenditures for the purchase of Tapias                                       (30,183)                        -
Proceeds from disposition of assets                                             5,764                    18,000
Other                                                                         (15,934)                   (5,845)
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from investing activities                                      (134,182)                  (50,736)
-------------------------------------------------------------------- ------------------------- -------------------------
Increase (decrease) in cash and cash equivalents                               11,725                   (36,986)
Cash and cash equivalents, beginning of the period                            292,284                   284,625
-------------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents, end of the period                                  304,009                   247,639
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                             APPENDIX A — SUPPLEMENTAL INFORMATION
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                               Three Months Ended March 31, 2004
                                                                          (unaudited)

                                               Spot Tanker               Fixed-Rate
                                                  Segment                  Segment                     Total
--------------------------------------- ------------------------ -------------------------- ----------------------------
Net voyage revenues                               288,081                  159,486                    447,567
Vessel operating expenses                          23,453                   25,459                     48,912
Time-charter hire expense                          59,555                   49,110                    108,665
Depreciation and amortization                      24,886                   28,728                     53,614
General and administrative                         13,018                   14,607                     27,625
--------------------------------------- ------------------------ -------------------------- ----------------------------
Income from vessel operations                     167,169                   41,582                    208,751
========================================================================================================================

                                                             Three Months Ended December 31, 2003
                                                                          (unaudited)

                                               Spot Tanker               Fixed-Rate
                                                  Segment                  Segment                     Total
--------------------------------------- ------------------------ -------------------------- ----------------------------
Net voyage revenues                               192,922                  147,677                    340,599
Vessel operating expenses                          30,440                   26,799                     57,239
Time-charter hire expense                          54,493                   47,781                    102,274
Depreciation and amortization                      24,703                   27,744                     52,447
General and administrative                         14,267                   12,095                     26,362
--------------------------------------- ------------------------ -------------------------- ----------------------------
Income from vessel operations                      69,019                   33,258                    102,277
========================================================================================================================

                                                               Three Months Ended March 31, 2003
                                                                         (unaudited)

                                               Spot Tanker               Fixed-Rate
                                                  Segment                  Segment                     Total
--------------------------------------- ------------------------ -------------------------- ----------------------------
Net voyage revenues                               173,468                   39,430                    212,898
Vessel operating expenses                          31,613                   11,033                     42,646
Time-charter hire expense                          12,911                        -                     12,911
Depreciation and amortization                      26,867                   12,263                     39,130
General and administrative                         11,589                    3,138                     14,727
--------------------------------------- ------------------------ -------------------------- ----------------------------
Income from vessel operations                      90,488                   12,996                    103,484
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended March 31, 2004
                                                                          (unaudited)

                                               Spot Tanker               Fixed-Rate
                                                  Segment                  Segment                      Total

Income from vessel operations                     167,169                   41,582                     208,751
Depreciation and amortization                      24,886                   28,728                      53,614
----------------------------------------- ---------------------- -------------------------- ----------------------------
Cash flow from vessel operations (1)              192,055                   70,310                     262,365
========================================================================================================================

                                                                Three Months Ended March 31, 2003
                                                                           (unaudited)

                                               Spot Tanker              Fixed-Rate
                                                  Segment                  Segment                      Total

Income from vessel operations                      90,488                   12,996                     103,484
Depreciation and amortization                      26,867                   12,263                      39,130
----------------------------------------- ---------------------- -------------------------- ----------------------------
Cash flow from vessel operations (1)              117,355                   25,259                     142,614
========================================================================================================================

                                                     Annualized Projections as at
                                                         December 31, 2004
                                                            (unaudited)

                                            Fixed-rate Segment           Fixed-rate Segment
                                            (excluding Tapias)           (including Tapias)

Income from vessel operations                  170,000                        245,000
Depreciation and amortization                  115,000                        155,000
----------------------------------------- ---------------------- --------------------------
Cash flow from vessel operations (1)           285,000                        400,000
===========================================================================================

                                             Projections for Tapias’ Fixed-rate Segment
                                                            (unaudited)

                                              Year Ended                    Year Ended
                                           December 31, 2004             December 31, 2005

Income from vessel operations                   49,000                         75,000
Depreciation and amortization                   36,000                         40,000
----------------------------------------- ---------------------- --------------------------
Cash flow from vessel operations (1)            85,000                        115,000
===========================================================================================
(1)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. Cash flow from vessel operations is included because certain investors use this data to measure a company's financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

------------------------------------------------------------------------------------------------------------------------
                                                 TEEKAY SHIPPING CORPORATION
                                  APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
                                                           CONTINUED
                                                (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended March 31, 2004
                                                                           (unaudited)

                                               Spot Tanker               Fixed-Rate
                                                 Segment                  Segment                      Total

Voyage revenues                                  375,856                  175,595                     551,451
Voyages expenses                                  87,775                   16,109                     103,884
----------------------------------------- ---------------------- -------------------------- ----------------------------
Net voyage revenues (2)                          288,081                  159,486                     447,567
========================================================================================================================

                                                              Three Months Ended December 31, 2003
                                                                           (unaudited)

                                               Spot Tanker                Fixed-Rate
                                                 Segment                   Segment                     Total

Voyage revenues                                  284,572                   166,476                    451,048
Voyages expenses                                  91,650                    18,799                    110,449
----------------------------------------- ---------------------- -------------------------- ----------------------------
Net voyage revenues (2)                          192,922                   147,677                    340,599
========================================================================================================================

                                                                Three Months Ended March 31, 2003
                                                                           (unaudited)

                                               Spot Tanker                Fixed-Rate
                                                 Segment                   Segment                     Total

Voyage revenues                                  241,717                    40,515                    282,232
Voyages expenses                                  68,249                     1,085                     69,334
----------------------------------------- ---------------------- -------------------------- ----------------------------
Net voyage revenues (2)                          173,468                    39,430                    212,898
========================================================================================================================
(2)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to voyage revenues or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; anticipated annualized cash flow from vessel operations from the Company’s fixed-rate segment by the end of 2004; newbuilding delivery dates and the commencement of service under long-term contracts; the impact of the Tapias acquisition to Teekay’s earnings, future cash flow from vessel operations and strategic position; the financing requirements for and the closing of the acquisition; the growth prospects of the LNG shipping sector and the joint venture company with the Tapias shareholders; and the anticipated distribution date for the stock split. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential failure to close the Tapias transaction; the potential inability of Teekay to integrate Tapias successfully; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2002. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.